Correspondence

Eastern Light Capital
100 Pine Street, Suite 560
San Francisco, CA 94111

October 18, 2010

Via EDGAR

Mr. Jonathan Wiggins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eastern Light Capital, Incorporated. Form 10-K for fiscal year ended December 31, 2009 File No. 1-12941

Dear Mr. Wiggins:

Set forth below is the response of Eastern Light Capital, Incorporated, a Delaware corporation (“ELC” or the “Company”), to the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in your letter, dated August 6, 2010 (the “Letter”), to Richard J. Wrensen, ELC’s Chief Executive Officer and Chief Financial Officer, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009. Each comment contained in the Letter is reproduced below in italics and is followed by the Company’s response to each such comment.

Item 7. Management’s Discussion and Analysis of Financial Condition, page 10

1. In future filings please revise your analysis of results of operations to provide a more robust disclosure regarding changes in your income statement line items. For example, instead of stating that expenses decreased due to lower interest expense and a decrease in allowance for doubtful accounts, discuss why these expenses decreased and what you expect for future periods.  In addition, significant expenses (e.g. impairments) should be discussed in detail. In addition to providing this information in future filings, please provide us with what your results of operations will look like in future filings.

      The Company acknowledges this request and in future filings, within Management’s Discussion and Analysis of Financial Condition, the Company will provide more robust analysis and disclosure of income statement line items and to the extent that it is reasonable to forecast will provide information of future period expectations. Commencing with Form 10-Q filed for the period ended June 30, 2010 the Company initiated more robust Management Discussion and Analysis disclosure regarding its income statement line items.

Consolidated Statements of Operations, page FS-4

2. We note your response to our prior comment 1. We believe that as a company with significant financing/lending activities, you are within the Scope of SAB 11-K and should therefore report interest income in your statements of operations as prescribed by Article 9 of Regulation S-X. Please revise accordingly.

The Company is responsible for the accuracy and adequacy of its financial reporting. The Company is  respectful of the Securities and Exchange Commission’s preliminary comments, but continues to believe that the Consolidated Statement of Operations, as filed in Form 10-K for the fiscal year ended December 31, 2010 is the appropriate financial statement presentation and that the Company has fully complied with its disclosure requirements.

Previously the Company noted that it is neither a bank holding company nor a depository lending institution and so believes that neither Industry Guide 3 nor Article 9 of Regulation S-X, either in original form  or as expanded upon under Staff Accounting Bulletin Topic 11-K, is applicable to the Company.  As noted in its filings, the Company is a Real Estate Investment Trust and does engage in soliciting deposits.    Nevertheless, Form 10-K for the period ending December 31, 2009 includes detailed disclosures about weighted-average yields (1) and delinquency information (2) for the Mortgage Note Receivable investments.

The Company wishes to provide additional information about ELC to address the Staff’s concerns about the statement of operation’s presentation. In retrospect, the Company acknowledges that these considerations should have been included in the earlier correspondence dated July 26, 2010. The Company hopes that management’s oversight will not prejudice the Staff’s reevaluation of the Company’s presentation and the more limited reporting and disclosure requirements of a Smaller Reporting Company.

SAB 11-K clearly calls for the reporting entities that utilize depository funding to present income statement information in a “net interest income” format.  Interpretations of SAB 11-K also imply that financial institutions that acquire financial assets  at many multiples of their net worth with third party borrowings may require financial reporting that is characteristic of bank holding companies, savings and loans, credit unions or other deposit gathering financial institutions. The Company understands this guidance and asserts it is not applicable to ELC’s financial reporting. At no time has the Company utilized depository funding and during the period under consideration the Company’s third party borrowing’s to support its Mortgage Note Receivable investments were extremely modest and always less than the Company’s shareholder equity.  Lending institutions reporting as bank holding companies frequently use leverage at many multiples of their shareholder equity (frequently greater than 5 to 1 and occasionally greater than 100 to 1). Furthermore, since May 2009 the Company has not used any leverage to finance its mortgage notes receivable. To consider including the Company in a category of highly leveraged financial institutions and to adopt “net interest income” reporting is both misleading and inappropriate.

Since 2007, the Company ceased acquiring mortgage notes receivable as investments and by early 2009 had repaid all but a small borrowing used to finance its mortgage notes receivable. Repayment of this borrowing was delayed from occurring in 2008 on account of the FDIC seizing the Company’s lender (Franklin Bank of Texas). The FDIC seizure disrupted negotiations to repay the borrowing. In May 2009, the $2,000,000 borrowing was repaid at a 25% discount to face value or $1,600,000. Since then, the Company has not undertaken any borrowings or incurred any interest expenses to support the ownership of mortgage assets.

 During 2008 and 2009 the Company’s primary activities and executive efforts were focused on managing and disposing of real estate assets acquired by foreclosure. The foreclosure process is a time consuming and managerially intensive process. Borrowers avail themselves to many effective defenses to postpone foreclosure and after foreclose the real estate usually require significant repairs, due to deferred maintenance and occasionally significant construction due to purposeful occupant damage or vandalism.  At year end 2009, Real Estate was 71.2% of the Company’s assets ($6,714,174/$9,431,732), while Net Mortgage Notes Receivable was only 25.2% of assets ($2,380,737/$9,431,732). Furthermore, for the year ended December 31, 2009 the entire interest expense attributable to financing Mortgage Notes Receivable was only $24,169 of the Company’s total expenses of $3,724,229 or less than 1.0% of total expenses ($24,169/$3,724,229 = 0.6%).  The Company recognizes that other operating characteristics or metrics in isolation may suggest alternative reporting, but the Company believes that such interpretations are taken out of the context and are inappropriate. Also, the review of two independent accounting firms (following the 2008 audit the Company changed independent accountants to reduce audit costs) agreed that  the Company’s real estate activities supported the current reporting format and the inapplicability of applying SAB 11-K’s “net interest income” presentation.

Clearly the Company’s is not focused on lending and has regularly decreased the number, amount and percent of its assets invested in mortgage notes receivable. Additionally, the Company believes that reporting in a lender driven format consistent with SAB 11-K would mislead the investing public. Since 2007 the Company has repeatedly downplayed its future business opportunities as a mortgage lender and continually stressed the importance of “examining strategic changes to its business model and investment policies”.  Most recently, the Company announced that it hopes to raise additional equity and the new business plan is “investing in existing, leased, commercial properties utilizing limited leverage.”

As noted in the literature of Bank Holding Company reporting, institutions that present financial results consistent with Staff Accounting Bulletin Topic 11-K report material interest bearing financial assets, material interest bearing financial liabilities used to finance the interest bearing assets, significant interest expenses  from the liabilities used to finance the interest bearing assets and  are exposed to the potential risks of mismatched financial asset and liability durations and interest rate risk.  As discussed above, these characteristics are not critical to the Company’s operations. We hope Staff’s review will consider these considerations and support the Company’s financial reporting presentation.  The Company believes our reporting is consistent with the objectives of accurate and meaningful financial reporting.

Form 10-Q for the Period Ended March 31, 2010

Condensed Statement of Operations, page 2

3. We note that you did not record any interest expense on loans in the three months ended March 31, 2010. Please quantify for us the amount of interest expense you recorded related to your senior debt during this period and tell us in what line of your statement of operations it is recorded.  In addition please tell us the terms of the senior debt and why you have not included any of the terms within the footnotes. The senior debt should also be discussed in the liquidity section of your MD&A.

      Q.   We note that you did not record any interest expense on loans in the three months ended March 31, 2010.

       The Company does not utilize any interest bearing liabilities to finance its interest bearing mortgage notes receivable. Therefore, no Interest expense on loans was incurred during the three months ended March 31, 2010.

       Q.   In addition please tell us the terms of the senior debt and why you have not included any of the terms within the footnotes.

       The recorded claim on title of the Senior debt owners does not include terms of the borrowing. This is reported in the note, which is not a recorded document. Because the Company is not the borrower of record and the mortgage has not been assumed by the Company, the senior mortgage holder’s servicing agent will not disclose the senior debts terms.  Senior debt owner’s agents (i.e. loan servicing companies) assert that this information can not be disclosed on account of the borrower’s right to privacy. Different states have different privacy rules and disclosure of the borrower of record’s terms is complicated by competing, if not conflicting jurisdictional claims of the note, property, borrower, servicing agent, senior debt owner, new property owner and federal regulations.

      The Company must also proceed carefully in disclosing its position as the new property owner to the senior debt’s owner or agents. Usually the Senior debt is aware of the foreclosure, but may not be aware that the foreclosure has occurred. Many notes have acceleration clauses that are activated by transfer, sale or foreclosure on the property. Although California law is generally written to protect a transfer by foreclosure from acceleration of the senior debt, every situation is different and the costs of defending litigation to accelerate the notes maturity could easily exceed the potential recovery from monetizing or operating the foreclosed asset. Generally, the Company does not want the senior debt accelerated.

      A company’s loan file usually contains senior debt information obtained at the time of the origination of the junior debt.  In this regard, the Company’s senior debt information is non-existent, incomplete, incorrect, or cannot be relied upon and will not be confirmed by the loan’s servicing agent due to borrower privacy rights. The Company cannot account for prior management’s oversight in not securing accurate information prior to authorizing the junior financing, but recent events have demonstrated that high yielding, non conforming mortgages applications were frequently documented with misleading information from loan brokers or borrowers and these misrepresentations are only being revealed when a loan is in foreclosure. The Company is not asserting that the lack of accurate borrower information or senior loan terms is attributable to the Company’s prior management, but the result of relaxed underwriting standards and verification requirements that were applied on an industry wide basis.

      Refinancing to reest this information is not a viable option. Refinancing is time consuming, expensive and  the properties may not receive a lower interest rate because the assets (generally 1 to 4 unit residential properties) are non-owner occupied  with  loan-to-value ratio’s exceeding conforming loan limit requirements. Furthermore, refinancing would potentially expose the Company to the liabilities of a judicial foreclosure (i.e. if residential home prices continue to deteriorate, the Company defaults on the ‘refinancing” and the asset is less valuable than the outstanding loan balance).

  Because the Company is not the borrower of record and does not seek to become the borrower of record, the Company considered reporting its real estate owned assets net of any senior liabilities and not including their estimated balances within the body of the financial statements. The Company and its independent accountants decided against this position because the senior debt, although not a Company liability, is a significant potential claim against these real estate assets and should be included within the body of the financial statements despite the unavailability of specific information on the Senior debt’s terms.

Q.   Please quantify for us the amount of interest expense you recorded related to your senior debt during this period and tell us in what line of your statement of operations it is recorded.

      Senior debt information on real estate that the Company owns, but has determined does not contain equity residual for the benefit of the Company are not actively pursued. When the Company believes that there is equity in the real estate, the Company has usually convinced the senior debt’s loan servicer to send the senior debt’s monthly statement to the Company’s address, in care of the Company, for the former borrower. Unfortunately, each mortgage servicer’s billing statement is different and the servicing agent’s disclosure is not uniform. Additionally, some servicing statements details are complicated by impounds for real property taxes, special assessments and insurance. Impound details are also difficult to clarify on account of similar, but non uniform reporting.

      For the three months ended March 31, 2010 the Company reported Senior debt of $4,537,940.  This debt is the estimate of what the Company believes may be senior claims on real estate assets acquired by the Company pursuant to foreclosure. The balance is estimated from title information and payoff information frequently obtainable from the loan servicer responsible for collecting the monthly mortgage payment.  The validity of the senior claims is probable, but uncertain. This will be discussed in greater detail, in the last paragraph.

     The Senior debt is comprised of five notes with estimated outstanding balances of: (a) - $633,319; (b) - $1,000,000; (c) - $714,814; (d) - $191,430 and (e) - $1,998,377 which total $4,537,940.

     The real estate asset encumbered by (a) has a reported value and an estimated fair market value of approximately $633,319. The Company has determined there is no residual equity in this asset and an interest expense was not taken during the three months ended March 31, 2010 or during a subsequent period. In July 2010 the senior debt’s owner foreclosed on the real estate.  No payments were due the senior debt.

     The real estate asset encumbered by (b) has a reported value and an estimated fair market value of approximately $1,000,000. The Company has determined there is no residual equity in this asset and an interest expense was not taken during the three months ended March 31, 2010 or during a subsequent period. The senior debt owner has initiated foreclosure.

    The real estate encumbered by (c) was foreclosed on, nominally improved and marketed for sale. Upon foreclosure, the Company determined that there was residual equity in the asset and a disposition liability was accrued for deferred carrying costs to recognize the anticipated costs of the real estate’s ownership until disposition. Interest expenses for the three months ended March 31, 2010 offset the disposition accrual. The property sold in the second quarter of 2010.

    The real estate encumbered by (d) was foreclosed upon, nominally improved and marketed for sale. Upon foreclosure the Company determined that there was residual equity in the asset and a disposition liability was accrued for deferred carrying costs to recognize the anticipated costs of the real estate’s ownership until disposition. Interest expenses for the three months ended March 31, 2010 offset the disposition accrual.  The property sold in the second quarter of 2010.

      The real estate encumbered by (e) was foreclosed on, improved, briefly rented, additionally improved and marketed for sale. Upon foreclosure the Company determined that there was residual equity in the asset and a disposition liability was accrued for deferred carrying costs to recognize the anticipated costs of the real estate’s ownership until disposition. Interest expenses for the three months ended March 31, 2010 offset the disposition accrual.  The property sold in the third quarter of 2010.

       The Senior debt that encumbers some of the Company’s real estate assets is an estimated amount, because the original borrower’s privacy rights usually delay a servicer’s acknowledgement responsibilities. This often results with the foreclosed upon real estate being sold before the terms of the senior debt are confirmed.  Most recently, the priority and claim of many senior debt instruments has arisen on account of alleged chain of title deficiencies in situations where whole mortgages and securitized mortgages were repeatedly traded without proper endorsements and documentation.  These circumstances substantiate the difficulty in disclosing the terms of senior debt.

 Q.    The senior debt should also be discussed in the liquidity section of your MD&A.

     In future filings, the Company will provide additional discussion of its Senior debt within the liquidity section of its Management, Discussion and Analysis.  The discussion will include additional disclosure about the limited enforceability of the Senior debt against the Company, will clarify that the Senior debt claim is limited to a specifically encumbered real estate and include other relevant and appropriate disclosures.

With regards to the filings referred to herein, Eastern Light Capital acknowledges that:

•   the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (415) 693-9500.

Very truly yours,

/s/  Richard J. Wrensen
Richard J. Wrensen
Chief Executive Officer and Chief Financial Officer
Eastern Light Capital, Incorporated

(1)	Mortgage Investment Business- Mortgage Loan Portfolio, page 5. EDGAR Online, Commission File # 001-12941

(2)	Mortgage Banking Business- Delinquencies, page 7, Mortgage Notes Receivable- Footnote A, page FS-12. EDGAR Online, Commission File # 001-12941